U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

                         Amendment No. 1

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


              CENTURY CONTROLS INTERNATIONAL, INC.
         (Name of Small Business Issuer in its charter)

                       File No. 000-30313

             Utah                           41-1294552
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


               3140 Neil Armstrong Blvd, Suite 226
                         Eagan, MN 55121

Issuer's Telephone Number:  (651) 454-0323


Securities to be registered under Section 12(b) of the Act:  None


Securities  to  be  registered under Section 12(g)  of  the  Act:
Common Stock, Par Value $0.004

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.    Description of Business                                   3

2.    Management's  Discussion and  Analysis  or  Plan  of      6
      Operations

3.    Description of Properties                                 8

4.    Security Ownership of Certain Beneficial Owners  and      9
      Management

5.    Directors, Executive Officers, Promoters and Control     10
      Persons

6.    Executive Compensation                                   11

7.    Certain Relationships and Related Transactions           11

8.    Description of Securities                                11

Part II

1.   Market Price of and Dividends on the Registrant's
     Common Equity and Related Stockholder Matters             12

2.   Legal Proceedings                                         12

3.   Changes in and Disagreements with Accountants             12

4.   Recent Sales of Unregistered Securities                   13

5.   Indemnification of Directors and Officers                 13

Part F/S  Financial Statements                                 14

Part III

1.   Index to Exhibits                                         15

2.   Description of Exhibits                                   15

                             PART I

                Item 1.  Description of Business

The Company

     Century Controls International, Inc., is a publicly held Utah corporation which, through its subsidiary Century Controls, Inc., develops and markets a proprietary line of microprocessor based boiler control products. It has been actively engaged in this business for over the past eight years.

     Excessive energy consumption and pollution control are recognized as significant problems to be addressed now and in the future. More than a half a dozen states and Canada have already mandated installation of "BACT" (Best Available Control Technology) on tens of thousands of boilers. Governmental consortia including the Southern California Air Quality District and NESCAUM (Northeast States for Coordinated Air Use Management) are also mandating emission standards for boilers. Companies, like Century, which offer products to address the problem expect to see expanding markets for their products with increasing environmental consciousness and government regulation.

     Century develops and markets oxygen control, boiler loading control, multiple boiler control, and air compressor control systems used in industrial and commercial applications. Excess air in the boiler's combustion chamber causes excess fuel consumption, excessive stack exit temperatures, and increased stack emissions. High firing rates in uncontrolled start up or increased temperature set points causes excess fuel consumption and unnecessary wear on boiler systems. Inefficient sequencing of multiple boiler systems causes excess fuel consumption, increased stack emissions, and unnecessary wear on boiler systems. Inefficient sequencing of air compressors, each loading and unloading uncoordinated, wastes energy. Century's control systems are designed to resolve these problems so that boiler systems operate at high efficiency, which results in lower energy consumption, lower nitrogen oxide emissions, less wear on boiler systems, and significant savings on fuel costs and system repairs.

Products

     Century offers products suitable for a wide variety of boiler system configurations. The following is a list of products and uses.

Product                   Use

CC-100                    Oxygen control system

CC-200                    Oxygen control system

CC-150                    Firing rate control system

CC-300                    Oxygen control system for up to four
                          boilers

CC-600                    Firing sequence control for of up to
                          four boilers

CC-700                    Oxygen and firing sequence control
                          for up to four boilers

CC-2000                   Process Controller

CC-6000                   Compressor sequence control for up
                          to 12 compressors


     The newly designed air compressor Sequencer offers a new improved method of coordinating multiple air compressors for significant energy savings as well as protection of the equipment. The sequence control technology used in Century's products is covered by a patent issued in 1992 and another issued in 1995. Century believes this patented technology has applications in other areas, such as air conditioning and power generators, which may be developed by Century or licensed to other companies.

     Century believes its products contain features that can not be found in its competitors products, such as the ability to control a multiple boiler system with a single control unit. Accordingly, prices for Century's products represent the added value inherent in the design and operation of the products. Prices to end users for single boiler systems range from $5,500 to $15,000, and prices for the higher-end multiple boiler systems range from $15,000 to $60,000.

     Century purchases the components for its products from third party suppliers, and assembles and tests its finished products at its UL approved facility. Products are only assembled and shipped against purchase orders. Century's practice is to maintain an inventory of component parts necessary to satisfy three months of projected product purchases. Various extra components are in stock due to blanket orders for better-pricing. There is no single supplier from which Century purchases more then 10% of its product components. There is no component part that Century can not obtain from sources other than current suppliers.

     Research and development is company-sponsored. Development projects currently in progress are focusing on varying and modifying controls to fit other applications such as refrigeration compressor sequencing and small OEM controls. Research and development is expected to cost approximately $10,000 to $15,000 in 1999.

Marketing

     Century's marketing effort focuses on the operational qualities of its products, compliance with applicable environmental standards imposed by government regulation, and lower costs of fuel consumption and boiler system repairs that will pay for the Century product in a relatively short period of time and then represent real savings to the end user.

     Century currently employs one salesperson who markets its products directly to end users. Century generates product brochures for distribution to its independent sales representatives, boiler system contractors, industrial and commercial boiler system users, and compressor distributors. Century also advertises in trade publications and uses its sales person to respond to prospective customers that respond to the advertisements.

     Century markets its products directly to boiler system manufacturers, who sell Century's products as an add-on to boiler systems sold to end users. Century currently has sales agreements with two boiler manufacturers, who accounted for approximately 4% of total boiler system sales in the United States in 1998.

     Century has distribution agreements with approximately 18 independent distributors located in the United States. Of the distributors, 16 purchase products directly from Century for resale to end users. The remaining distributors forward purchase orders to Century made by the end user, so that the sale is made by Century and a commission is paid to the distributor.

     Product sales are not seasonal. The months of highest and lowest sales vary from year to year.

     To support and service end users, Century furnishes a technician for start-up and operator training on each system sold, which is billed as a separate cost in addition to the cost of the system. Plant personnel are trained to handle minor service problems over the phone. Century employs one technician to perform extensive repair services as required. Century's independent distributors also employ their own technicians who perform repair services.

     Century's warranty on its products covers all material and workmanship for a one year period from start-up date.

     During the fiscal year ended February 28, 2000, IBP, Inc., purchased products accounting for approximately 10% of Century's total sales. During the fiscal year ended February 29, 2000, Limbach Company purchased products accounting for 10% of Century's total sales. Century does not expect sales to this customer to exceed 10% of total sales in fiscal year 2001. One independent distributor, Energy Products Company, was responsible for 13% of Century's total sales in fiscal year 2000. Century expects this distributor to account for more than 10% of total sales in fiscal year 2001.

Competition

     Principal competitors are Rosemount Engineering, Preferred Instruments, and Heat Timer, all of which offer boiler control products at prices lower than Century's products. Century competes with these companies on the basis of the features it offers in its products. Management believes this approach will be successful in the future because consulting engineers are starting to specify Century's products for systems they design for end users.

Government Regulation

     There is no meaningful government regulation of Century's products or business.

Employees

     As of May 31, 2000, Century had 5 employees, none of whom are represented by labor unions. Management considers its relations with its employees to be good.

    Item 2.  Management's Discussion and Analysis or Plan of
                           Operations

Overview

     Century develops and markets oxygen control, boiler loading control, multiple boiler control, and air compressor control systems used in industrial and commercial applications.
Century's control systems are designed to resolve common problems such as excess fuel consumption, excessive stack exit temperatures and increased stack emissions. With the introduction of Century's control systems, boilers operate at high efficiency, which result in lower energy consumption, lower nitrogen oxide emissions, less wear on boiler systems and significant savings on fuel costs and system repairs.

     Over the past several years, Century's boiler control systems have become more widely implemented into various key markets around the country. As the number of Century's products has increased, a growing interest has occurred among consulting engineers. This escalating interest in turn, has resulted in a growing number of engineering specifications written around Century's products, which has provided Century with an increase in sales. Additionally, Century's air compressor sequence controller has been operating in Sara Lee Hosiery, a Fortune 500 Company plant, with outstanding results and a positive return on investment. Due to this increased interest and positive feedback within the industry, Century's is able to claim its product performance as superior in the industry.

     Century's goal is to increase industry acceptance and increase sales significantly by concentrating more heavily in sales and marketing. Century's strategy for achieving this goal is to obtain highly qualified marketing individuals to increase Century's sales and increase its advertising in various trade magazines, emphasizing Century's newest product, the air compressor sequencer. Additionally, Century anticipates further product development in its communications software, allowing Century's systems to interface with various energy management systems and minor hardware design modifications which will allow Century to produce a slightly lower cost OEM (original equipment manufacturer) control, that can be marketed as a part of the initial sale of the various boilers.

Results of Operations, Fiscal Years Ended February 28, 2000 and
1999

     Century had net sales of $494,234 and $599,842 for the fiscal years ended February 28, 2000 and 1999, respectively. Three customers accounted for 33.7% of Century's sales in 2000 and one customer accounted for 20.2% in 1999. The decrease in sales is primarily a result of higher than normal sales to a single customer in 1999, that did not recur in 2000. Management believes sales in fiscal year 2000 are consistent with historical levels

     In 2000, Century's Cost of sales was $216,050 compared to $285,708 for the year ended 1999. This decrease is primarily due to few sales of product in 2000 as compared to 1999.

     Operating expenses for the years ended 2000 and 1999, were $354,639 and $319,284, respectively. The increase in operating expenses is attributable to increased commissions to independent distributors and increased professional fees relating to becoming a reporting company under the Securities Exchange Act of 1934.

     Although inventory remained essentially unchanged from 1999 to 2000, in 2000 Century recorded an inventory allowance of $60,000. Century maintains a substantial repair inventory, which is used for maintenance and service on older models of Century's products that are in service. Due to uncertainty as to whether this repair inventory will be used and sold in Century's maintenance service, management determined to record the inventory allowance.

     As a result of the foregoing factors, Century realized a net loss of $148,555 in the year ended 1999 and $13,051 in the year ended 1999.

Liquidity and Capital Resources

     At February 29, 2000, Century had a working capital deficit of $105,525 as compared to a working capital deficit of $21,627 at February 28, 1999. Century's cash balance at February 29, 2000 was $5,513. Century has used cash flow from operations and occasional bank borrowings to finance its operating activities during the fiscal years ended February 29, 2000 and 1999. Century had a $50,000 secured revolving line-of-credit to fund its operations until February 1999 when Century refinanced its line-of-credit balance through a term loan, which bears interest at 2% above the bank's prime rate.

     Century's ability to continue in existence is dependent upon obtaining adequate financing and profitable operations. Management is expanding its product line with a new low cost microprocessor controller for smaller boilers and a sequencer program for air compressors, which are expected to generate additional profitable sales. However, the ability of Century to bring its products to market will be hampered as long as Century does not have the working capital necessary to pursue more aggressive marketing. Century is now seeking equity financing through a private offering of its common stock and warrants, but there is no assurance this offering will be successful. Century has not identified any alternative sources of debt or equity financing and can not predict whether any such financing will be available to Century on terms acceptable to Century.

Year 2000 Compliance

     Century's internal computer information system is Year 2000 compliant. Any new software purchases will similarly be Year
2000 Compliant, which should eliminate any internal

Year 2000 issues.  As Century has determined it has no internal
Year 2000 issues, it has not developed a contingency plan with respect to internal issues.

     Year 2000 issues and any potential business interruptions, costs, damages or losses related thereto are primarily dependent upon the Year 2000 compliance of third parties. Century has not experienced any such interruptions, costs, or losses as a result of Year 2000 problems of third parties, and does not expect any to occur.

Forward-Looking Statements

     The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Century. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Century expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Century's operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of component parts, new technology developments, and conditions in the capital markets. Forward-looking statements made by Century are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

               Item 3.  Description of Properties

     The plant and office facilities of Century consist of approximately 1,380 square feet of space in a single building located at 3140 Neil Armstrong Blvd, Suite 226 in Eagan, Minnesota. The facilities are leased at a monthly rate of $821.37, under a lease that expires in August 2002. Management believes that the office space is adequate for Century's anticipated needs for at least the next 12 months.

  Item 4.  Security Ownership of Certain Beneficial Owners and
                           Management

     The following table sets forth as of May 31, 2000, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Century, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person, other than an officer or director, who to the knowledge of Century is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                Common                Percent
                                Shares    Options     of Class
                                            (1)         (2)

Principal Stockholders
Dr. Michael Baghdaian          326,000       0          8.4%
13479 Northline
Southgate, MI 48195

Officers and Directors
Leo Christiansen               816,583       0         21.1%
731 Mohican Court
Mendota Heights, MN 55120

David Brown                    131,250     34,000       4.3%
PO Box 197
Goodridge, MN 56725

James W. Sampair                90,000     10,000       2.6%
2067 W. Lakeview Blvd., #D-9
North Fort Meyers, FL 33903

J. Clinton Shaver              152,450     10,000       4.2%
6601 Beach Road
Eden Prairie, MN 55346

Craig Laughlin                 177,129     10,000       4.8%
11900 Wayzata Blvd., Suite 100
Hopkins, MN 55305

All Executive officers and    1,402,312    74,000      38.2%
 Directors as a Group (5 persons)

(1) These figures represent options that are vested or will vest within 60 days from the date as of which information is presented in the table.

(2) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his options, and percentage ownership of all officers and directors as a group assuming all purchase rights held by such individuals are exercised.

  Item 5.  Directors, Executive Officers, Promoters and Control Persons

Directors and Officers

     The following table sets forth the names, ages, and positions with Century for each of the directors and officers.

Name                  Age   Positions (1)                     Since

Leo Christiansen      69    Chairman of the Board and          1990
                             President

David Brown           57    Senior  Research & Development     1990
                             Engineer, and Director

James W. Sampair      68    Director & Secretary               1990

J. Clinton Shaver     68    Director                           1990

Craig Laughlin        49    Director & Vice President          1991


     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify.
Officers serve at the discretion of the Board of Directors.

     The following is information on the business experience of each director and officer.

     Leo Christiansen, has served as President and Chairman of the Board of Directors of Century for the past nine years.

     David Brown has served as Senior Research & Development
Engineer, Electronic hardware designer and a Director of Century for the past nine years.

     James W. Sampair was the President of Arena Contractors &
Equipment Co., a contracting company of St. Paul, Minnesota, from 1993 until October 1996, when he retired.

     J. Clinton Shaver has served for over the past five years as the Chief Executive Officer of Atlantis, Intl., of Long Lake,
Minnesota, a company engaged in the business of inventory closeouts for retail and wholesale businesses.

     Craig Laughlin is the founder and President of SRC Funding, Inc., which structures venture capital financing for early stage companies. Mr. Laughlin has been a consultant in the areas of mergers, acquisitions, and early stage financing since 1986.

                 Item 6.  Executive Compensation

Annual Compensation

     The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to Century for the prior fiscal years ended February 29, 2000, and February 28, 1999, and 1998, of those persons who were either (i) the chief executive officer during the last completed fiscal year or (ii) one of the other four most highly compensated executive officers of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000 (collectively, the "Named Executive Officers").


Name and Principal Position      Annual Compensation
                                _____________________


                               Year         Salary ($)


Leo Christiansen               2000          $59,800
 Chairman and President        1999          $59,800
                               1998          $59,800

     Century has no other arrangement for compensating any of its executive officers.

Warrants

     David Brown, a director and employee of Century, holds a warrant to purchase 34,000 shares of Century's common stock at a price of $0.18 per share, which expires February 19, February 19, 2003. The warrant was issued in consideration of the services rendered by Mr. Brown to Century.

     In May 2000, Century issued to each of James W. Sampair, J.
Clinton Shaver, and Craig Laughlin, all directors of Century, warrants to purchase 10,000 shares of common stock at an exercise price of $0.25 per share, which expire May 22, 2003. The warrants were issued in consideration of their services as directors.

     Item 7.  Certain Relationships and Related Transactions

     There were no material transactions between Century and any of its affiliates during the two year period ended February 29, 2000.

               Item 8.  Description of Securities

     The authorized capitalization of Century consists of 50,000,000 shares of common stock, par value $0.004, of which 3,863,635 shares are outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of all common stock outstanding entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Century, the holders of all shares of common stock are entitled to receive ratably the net assets of Century available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

                             PART II

   Item 1.  Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters

     The common stock of Century trades sporadically in the over-the-counter market. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter           High Bid ($)           Low Bid ($)
Ended

May 31, 1998                  $0.50                 $0.1875
August 31, 1998              $0.375                  $0.125
November 30, 1998            $0.375                  $0.125
February 28, 1999           $0.4375                  $0.125

May 31, 1999                $0.1875                 $0.1875
August 31, 1999            $0.21875                  $0.125
November 30, 1999            $0.125                  $0.125
February 28, 2000             $0.00                   $0.00

     Since its inception, no dividends have been paid on the common stock. Century intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. At May 31, 2000, there were approximately 232 holders of record of the common stock.

                   Item 2.  Legal Proceedings

     Century is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against Century have been threatened.

     Item 3.  Changes in and Disagreements with Accountants

     On April 16, 1999, Century's board of directors appointed the accounting firm of Callahan, Johnston & Associates, LLC as Century's Independent Accountant. There have been no disagreements with Century's former or present accountants over the past three years.

        Item 4.  Recent Sales of Unregistered Securities

     Century has had no recent sales of unregistered securities within the past three years.

       Item 5.  Indemnification of Directors and Officers

     Section 16-10a-902 of the Utah Code Annotated provides in relevant part as follows:

      (1) Except as provided in Subsection (4), a corporation may indemnify  an individual made a party to a proceeding because  he
is   or  was  a  director,  against  liability  incurred  in  the proceeding if:

     (a) his conduct was in good faith; and

     (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

     (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (4) A corporation may not indemnify a director under this section:

     (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

     (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     (5)  Indemnification  permitted  under  this  section   in
connection  with  a  proceeding  by  or  in  the  right  of   the
corporation  is  limited  to  reasonable  expenses  incurred   in
connection with the proceeding.

     Section 16-10a-903 of the Utah Code Annotated provides in relevant part as follows:

Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

     Section 16-10a-907 of the Utah Code Annotated provides in relevant part as follows:

Unless   a   corporation's  articles  of  incorporation   provide
otherwise:

      (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

     (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

     (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     Century's by-laws provide that it shall indemnify to the full extent of its power to do so under Utah law, all directors and officers of Century for any liability including costs of defense reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with Century, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation. Consequently, Century intends to indemnify its officers and directors to the full extent permitted by the statute noted above.

                            PART F/S
                      Financial Statements

     The financial statements of Century appear at the end of this registration statement beginning with the Index to Financial
Statements on page F-1.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

Exhibit  Form 1-A      Title of Document
 No.      Ref. No.
  1       (2)          Articles of Incorporation, as amended*

  2       (2)          By-Laws*

  3       (6)          Form of Warrant granted to Directors

  4       (6)          Lease for Company Facilities*

  5       (15)         Financial Data Schedules**


* These exhibits are incorporated herein by this reference to the Company's Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on April 12, 2000.

**   The Financial Data Schedule is presented only in the
electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              CENTURY CONTROLS INTERNATIONAL, INC.


Date: June 7, 2000            By: /s/ Leo Christiansen, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: June 7, 2000              /s/ Leo Christiansen,
                                 Chief Executive Officer and Director


Dated: June 7, 2000              /s/ James W. Sampair, Director


Dated: June 9, 2000              /s/ J. Clinton Shaver, Director


Dated: June 7, 2000              /s/ Craig Laughlin, Director

                        CENTURY CONTROLS
                      INTERNATIONAL, INC.

               CONSOLIDATED FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND
                       FEBRUARY 28, 1999

                       TABLE OF CONTENTS

                                                        Page

Independent Auditors' Report                            F-2


Financial Statements:

  Consolidated Balance Sheets                           F-3

  Consolidated Statements of Operations and
    Accumulated Deficit                                 F-5

  Consolidated Statements of Cash Flows                 F-6

  Notes to Consolidated Financial Statements            F-7

                  INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Century Controls International, Inc.
Eagan, Minnesota


We have audited the accompanying consolidated balance sheets of Century Controls International, Inc. as of February 29, 2000 and February 28, 1999, and the related statements of operations and accumulated deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Century Controls International, Inc. as of February 29, 2000 and February 28, 1999, and the results of operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Century Controls International, Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's recurring losses from operations and stockholders' deficit raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



CALLAHAN, JOHNSTON & ASSOCIATES, LLC
Minneapolis, Minnesota
May 15, 2000

              CENTURY CONTROLS INTERNATIONAL, INC.

                  CONSOLIDATED BALANCE SHEETS


                                              Years Ended
                                       February 29, February 28,
                                           2000        1999

                       ASSETS

Current assets:
 Cash                                   $   5,513  $    3,514
 Accounts receivable, trade,
   net of allowance for doubtful
   accounts of $5,000 in 2000 and
   $500 in 1999                            31,427      83,499
 Inventories                               79,399      76,748
 Prepaid expenses                           4,430       5,807

       Total current assets               120,769     169,568


Fixed assets                               61,789      66,023
 Less accumulated depreciation             33,303      54,037

       Net fixed assets                    28,486      11,986

Other assets:
 Inventories, less valuation allowance of
  $60,000 in 2000 and $-0- in 1999         20,000      71,171
 Deposit                                      821           -
 Patents, net of accumulated amortization
  of $4,917 in 2000 and $3,296 in 1999     27,866      28,012

       Total other assets                  48,687      99,183


       Total assets                    $  197,942  $  280,737

                                                         Years Ended
                                                   February 29, February 28,
                                                      2000         1999

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
 Current portion of long-term debt               $   32,117  $   24,307
 Notes payable - stockholders                        23,000      23,000
 Accounts payable                                   145,958      88,808
 Accrued expenses:
   Payroll and related                               12,253       4,905
   Warranty                                           3,000       2,500
   Interest                                           6,866       4,321
   State minimum fee                                    100         100

       Total current liabilities                    223,294     147,941

Long-term debt:
 Notes payable, net of current maturities            12,735      22,328

       Total liabilities                            236,029     170,269

Stockholders' equity (deficit):
 Common stock, $.004 par value, 50,000,000
  shares authorized; issued and
  outstanding 3,863,635 in 2000 and 1999             15,455      15,455
 Additional paid-in capital                       1,254,399   1,254,399
 Accumulated deficit                             (1,307,941) (1,159,386)

       Total stockholders' equity (deficit)         (38,087)    110,468


       Total liabilities and
         stockholders' equity (deficit)          $  197,942  $  280,737


          The accompanying notes are an integral part of these financial statements.

              CENTURY CONTROLS INTERNATIONAL, INC.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND
                      ACCUMULATED DEFICIT



                                              Years Ended
                                       February 29,    February 28,
                                           2000            1999

Net sales                              $   494,234   $   599,842

Cost of sales                              216,050       285,708

       Gross profit                        278,184       314,134

Operating expenses                         354,639       319,284

       Operating loss                      (76,455)       (5,150)

Other expenses:
 Inventory valuation allowance              60,000             -
 Interest expense                           12,000         7,901

       Total other expenses                 72,000         7,901

       Net loss before income taxes       (148,455)      (13,051)

Income taxes                                   100           100

       Net loss                           (148,555)      (13,151)

Accumulated deficit:
 Beginning of year                      (1,159,386)   (1,146,235)

 End of year                           $(1,307,941)  $(1,159,386)

Basic earnings per share               $      (.04)  $      (.00)
 Weighted-average number of
   shares outstanding                    3,863,635     3,863,635

Diluted earnings per share             $      (.04)  $      (.03)
 Weighted-average number of
   shares outstanding                    3,880,696     3,983,856


         The accompanying notes are an integral part of these financial statements.

              CENTURY CONTROLS INTERNATIONAL, INC.

             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Years Ended
                                                February 29,   February 28,
                                                   2000            1999

Cash flows from operating activities:
Net loss                                          $(148,555)    $ (13,151)
  Adjustments to reconcile net loss to net cash
    flows from operating activities:
      Depreciation                                    6,196         5,412
      Amortization                                    1,621         1,132
      Allowance for doubtful accounts                 4,500        (1,500)
    Inventory valuation allowance                    60,000             -
      Decrease (increase) in:
        Accounts receivable - trade                  47,572       (30,011)
        Inventories                                 (11,480)       35,368
        Prepaid expense                               1,377         1,245
      Other assets                                     (821)            -
    Increase (decrease) in accounts payable
      and accrued expenses                           67,543        22,714

      Net cash used by operating activities          27,953        21,209

Cash flows from investing activities:
  Purchase of fixed assets                           (6,500)         (877)
  Incurrence of patent costs                         (1,475)      (10,417)

      Net cash used by investing activities          (7,975)      (11,294)

Cash flows from financing activities:
Net borrowings on revolving line of credit                -        (8,218)
  Net borrowings on notes payable - stockholders          -         1,600
Payment of long-term debt                           (17,979)       (6,459)

      Net cash provided by financing activities     (17,979)      (13,077)

Increase (decrease) in cash                           1,999        (3,162)

Cash, beginning of year                               3,514         6,676

Cash, end of year                                $    5,513    $    3,514


         The accompanying notes are an integral part of these financial statements.

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


1. Summary of Significant Accounting Policies

   Nature of Business

   The Company was incorporated March 15, 1984 under the laws of the State of Utah. In July 1991 the Company changed its name to Century Controls International, Inc. On July 25, 1991, the Company acquired, as a wholly-owned subsidiary, Century Controls, Inc. Century Controls, Inc. was incorporated February 3, 1977 under the laws of the State of Minnesota.

   All  operations are carried out through Century Controls, Inc.
   Century Controls International, Inc. acts merely as a holding company.

   Century Controls, Inc. develops, manufactures and markets proprietary lines of microprocessor-based oxygen control, boiler loading control, multiple boiler control, and compressor control systems used in industrial and commercial applications.

   Principles of Consolidation

   The  accompanying  consolidated financial  statements  include the  accounts of the Company and its wholly-owned  subsidiary,
   Century  Controls,  Inc.   All intercompany  transactions  and
   balances have been eliminated in consolidation.

   Fair Value of Financial Instruments

   All  of the Company's financial instruments are nonderivative.
   A summary of the fair value of the Company's financial instruments and the methods and significant assumptions used to estimate those values is as follows:

      Short-Term Financial Instruments

      The fair value of short-term financial instruments, including cash and cash equivalents, trade accounts receivable and payable and certain accrued liabilities, approximates their carrying amounts in the financial statements due to the short maturity of such instruments.

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


1. Summary of Significant Accounting Policies (Continued)

   Fair Value of Financial Instruments (Continued)

     Notes Payable and Long-Term Debt

     The fair value of the variable rate term note payable approximates their carrying amount since the currently effective rates reflect market rates. It is not practicable to estimate the fair value of notes payable - stockholders.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

   Inventories

   Inventories are stated at the lower of cost or market, principally applying the first-in, first-out (FIFO) method.

   Fixed Assets

           Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is expensed as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

   Depreciation expense was $6,196 in 2000 and $5,542 in 1999.

   Intangible Assets

   Costs incurred obtaining patents on the Company's proprietary products are recorded at cost and amortized over the life of the patents, generally 20 years.

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


1. Summary of Significant Accounting Policies (Continued)

   Long-Lived Assets

   In accordance with SFAS 121, Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of, the Company reviews its long-lived assets and intangibles related to those assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets outstanding with estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles. Management determined that no impairment of long-lived assets existed at February 29, 2000 or February 28, 1999.

   Earnings Per Share

   The Company has implemented FASB 128: Earnings Per Share. Accordingly, earnings per share (EPS) information for prior periods has been restated to conform with FASB 128. FASB 128 replaces the presentation of primary EPS with basic EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution from stock options and is computed using the treasury stock method. Under the treasury stock method stock options are assumed to have been exercised at the beginning of the period if the average market price exceeds the exercise price during the period. The computation of diluted EPS does not assume conversion, exercise or contingent issuance of securities that would have an antidilutive effect on earnings per share.
                                                2000       1999

     Weighted-average shares for basic EPS    3,863,635  3,863,635

     Incremental shares from assumed
       exercise of options and warrants          17,061    120,221

     Adjusted weighted-average shares
       for diluted EPS                        3,880,696  3,983,856

     Loss available to common stockholders    $(148,555) $ (13,151)

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


1. Summary of Significant Accounting Policies (Continued)

   Income Taxes

   The Company has implemented FASB 109: Accounting for Income Taxes. Timing differences relate to the allowance for doubtful accounts and assumed expenses not currently deductible. The tax effects of these temporary differences and net operating loss carryforwards give rise to significant deferred tax assets. FASB 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized (see Note 10).

   The   Company   and   its  wholly-owned  subsidiary,   Century
   Controls,  Inc.,  file  separate  income  tax  returns.    All
   operating  results have historically been filed under  Century
   Controls, Inc.

   Concentrations and Uncertainties

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Accounts Receivable

      Accounts receivable are unsecured. Orders greater than $20,000 typically require a twenty-five percent (25%) down payment. The estimated loss that management believes is probable is included in the allowance for doubtful accounts. While the ultimate loss may differ, management believes that any additional loss will not have a material impact on the Company's financial position. Due to uncertainties in the settlement process, however, it is at least reasonably possible that management's estimate will change during the next year. That amount cannot be estimated.

      A receivable from a large customer totaled 36.4% of accounts receivable at February 29, 2000. This receivable was paid subsequent to year end.

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


1. Summary of Significant Accounting Policies (Continued)

   Concentrations and Uncertainties (Continued)

      Inventory

      As is disclosed in Note 3, $80,000 or 50.2% of inventory at February 29, 2000 and $71,171 or 48.1% of inventory at February 28, 1999 is repair inventory. This repair
      inventory  is  not  currently used in  production.   Repair
      inventory  is  utilized  as  maintenance  and  service   is
      performed on older models of the Company's products. Management recorded a valuation allowance of $60,000 against this repair inventory in fiscal year 2000 against any unrecoverable amounts. Due to uncertainties in the business cycle, however, it is at least reasonably possible that management's estimate will change during the next year. That amount cannot be estimated.

      Major Customer

      Three  customers accounted for 33.7% of the Company's sales
      in  2000.   One customer accounted for 20.2%  of  sales  in
      1999.

      Continued Existence

      The  Company's  recurring losses and stockholders'  deficit raise  concern  over the Company's ability to  continue  in
      existence.   Management's  plans in  regards  to  continued
      existence are discussed in Note 2.

   Advertising

   Advertising  expenses are recognized in the  period  incurred.
   Advertising expenses totaled $3,125 in 2000 and $9,362 in 1999.

   Reclassifications

   Certain  balances in the 1999 financial statements  have  been
   reclassified  to  conform  to the  2000  presentation.   These
   reclassifications had no effect on net (loss) for either period.

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


2. Continued Existence

   The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplates the continuance of the Company as a going concern. The Company has experienced recurring operating losses and operating cash flow deficits since 1993. Capital raised from common stock offerings has provided the financial support necessary for the Company to satisfy its obligations. The Company's ability to continue in existence is dependent upon obtaining adequate financing and obtaining profitable operations. The Company is presently trying to raise additional monies through a private placement of its common stock (see Note 12). Management is also expanding its product line with a new low cost microprocessor controller for smaller boilers and a sequencer program for air compressors which are expected to generate additional profitable sales. The Company's efforts to attain profitability remains uncertain; accordingly, it is not known whether the Company can continue to satisfy its obligations. The consolidated financial statements do not include any adjustments relating to the recoverability of recorded asset amounts or the amounts of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. Inventories

   Inventories consisted of the following:

                                              2000        1999

      Current inventory:
        Raw materials and work in process   $  79,399   $  76,748

      Long-term inventory:
        Repair inventory                       80,000      71,171
        Less valuation allowance (see Note 1)  60,000           -
                                               20,000      71,171

                                            $  99,399   $ 147,919

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


4. Fixed Assets

   Fixed assets consisted of the following:
                                              2000        1999

     Automobiles                          $  45,212   $  28,518
     Furniture and equipment                 16,577      37,505

                                          $  61,789   $  66,023

   Various fully depreciated assets were written off in fiscal year 2000.


5. Accounts Payable

   Accounts payable in the accompanying financial statements includes:

     * $12,116 borrowed on credit cards bearing interest at 20.43% to 23.93% per annum.

     * $36,693 borrowed from an employee on which the Company pays the interest on the employee's underlying credit card indebtedness at 12.5% per annum.

6. Long-Term Debt
                                                  2000      1999

   Long-term debt consisted of the following:

      Note payable - bank, payable in monthly
        installments of $1,900 including
        interest at bank rate plus 2% (9.0% at
        February 28, 1999).  Balloon due
        December 1, 2000.  Secured by all
        corporate assets and subordination of
        notes payable - stockholders.          $  28,657 $  41,781

      Note payable - bank, payable in monthly
        installments of $412 including
        interest at 10.12%, secured by
        automobile, final payment
        February 2004.                            16,195        -

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


6. Long-Term Debt (Continued)
                                                 2000      1999

      Note payable - payable in monthly
        installments of $395 including
        interest at 9.75%, secured by
        automobile, final payment in 2000.     $    -   $   4,854
                                               44,852      46,635

      Less current portion                     32,117      24,307

                                            $  12,735   $  22,328

   Maturities of long-term debt are as follows:

      Years ending February 28,

        2001                                $  32,117
        2002                                    3,832
        2003                                    4,223
        2004                                    4,680

                                            $  44,852

7. Lease

   In  June  1999,  the  Company entered  into  an  office  lease agreement  which  calls  for monthly  payments  of  $821  plus
   common   area  expense  through  August  31,  2002.    Minimum
   payments due under this lease are as follows:

      Years ended February 28:
        2001               $ 9,852
        2002               $ 9,852
        2003               $ 4,926

   Rent expense charged to operations was $16,755 in 2000 and $18,900 in 1999.

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


8. Note Payable - Stockholders

   Activity  relating to the notes payable - stockholders  is  as follows:
                               2000           1999

      Beginning of year    $  23,000       $  21,400
      Borrowings                   -           6,100
      Repayments                   -          (4,500)

      End of year          $  23,000       $  23,000

   These loans are unsecured, due on demand and bear interest at rates from -0-% to 10%. Interest expense relating to these loans was $1,796 in 2000 and $1,620 in 1999. Accrued interest was $5,760 and $3,964 at February 29, 2000 and February 28, 1999, respectively.

   Repayment of $17,000 of these notes payable - stockholders is subordinated to the note payable - bank (see Note 6).

9. Stockholders' Equity

   Warrants to purchase 35,000 common shares for $.10 per share were issued to a former employee in connection with his employment agreement. The warrants expired on July 29, 1999.

   Warrants  to  purchase 10,000 common shares  at  $.37-1/2  per share  for  two years were issue to four members of the  Board
   of   Directors   are  compensation  for  their   services   as
   directors.  The warrants expired on November 7, 1999.

   Warrants to purchase 108,750 shares for $.25 per share were issued to a business development consultant in connection with the August 1995 Private Placement. Additionally, warrants to purchase 64,000 shares for $.25 per share were issued to the consultant in consideration for other services rendered. The warrants are due to expire on August 1, 2000.

   Warrants  to purchase 34,000 shares of common stock  for  $.18
   per  share  for  five years were issued to an  employee.   The
   warrants are due to expire February 19, 2003.

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


10.   Income Taxes

   The   Company   and   its  wholly-owned  subsidiary,   Century
   Controls,  Inc.,  file  separate  income  tax  returns.    All
   operating  results have historically been filed under  Century
   Controls, Inc.

   Income taxes consisted of the following at:

                                      February 29, February 28,
                                        2000            1999

      Current:
        Federal                        $    -         $    -
        State                               -              -
        State minimum fee                (100)          (100)
                                         (100)          (100)
      Deferred:
        Federal                             -              -
        State                               -              -
                                            -              -

     Income tax benefit (expense)      $ (100)       $  (100)

   The reconciliation between expected federal income tax rates is as follows:

                                      February 29,        February 28,
                                         2000                 1999
                                    Amount  Percent      Amount   Percent

      Expected federal tax       $  50,500   34.0 %   $   4,500   34.0 %
      Surtax exemption              (9,300)  (6.3)       (2,500) (19.0)
      State income tax, net
        of federal tax
        benefit                      2,000    1.3           800    6.3
      Valuation and utilization
        of deferred tax assets
        and carryforwards          (43,200) (28.9)       (2,800) (21.3)
      State minimum fee               (100)   (.1)         (100)   (.5)

                                 $    (100)   (.1)%    $   (100)   (.5)%

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


10.   Income Taxes (Continued)

   Differences  between  accounting  rules  and  tax  laws  cause
   differences   between  the  bases  of   certain   assets   and
   liabilities   for   financial  reporting  purposes   and   tax
   purposes.   The  tax  effects  of these  differences,  to  the
   extent  they  are  temporary, are  recorded  as  deferred  tax assets  and liabilities under SFAS 109, and consisted  of  the following:
                                                2000        1999
      Deferred tax assets:
        Allowance for doubtful accounts     $   1,700    $    100
        Inventory valuation allowance          20,500           -
        Vacation accrual                          200         100
        Accumulated depreciation                    -         700
        Intangible assets                      39,000      31,000
        Warranty accrual                        1,000         600
        Carryforwards                         299,000     227,900
      Gross deferred tax asset                361,400     260,400
      Valuation allowance                    (359,500)   (260,400)
      Net deferred tax asset                    1,900           -
      Deferred tax liability:
        Accumulated depreciation               (1,900)          -

      Net deferred tax asset (liability)     $      -      $    -

   At  February  29, 2000, the Company's wholly-owned subsidiary,
   Century  Controls, Inc. has carryforwards available to  offset its future taxable income as follows:
                                                Federal
State
                               Regular NOL    Credits      NOL

      2003                     $  16,000   $   9,200   $  48,000
      2004                        45,000        -         45,000
      2005                        31,000        -         31,000
      2006                        22,000        -         11,000
      2007                        30,000        -         12,000
      2008                       184,000        -         76,000
      2009                        95,000        -         45,000
      2010                           -          -           -
      2011                        61,000        -         30,000
      2012                       125,000        -         66,000
      2013                       106,000        -         49,000
      2014                          -           -           -
      2015                        73,000        -         32,000

                               $ 788,000   $   9,600   $ 440,000

              CENTURY CONTROLS INTERNATIONAL, INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


10.   Income Taxes (Continued)

   The Company annually assesses its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of carryforwards to determine which deferred tax assets are more likely than not to be utilized. The valuation allowance is maintained on deferred tax assets which the Company has not determined to be more likely than not realized at this time.


11.   Supplemental Cash Flow Disclosures

                                   February 29,     February 28,
                                      2000              1999

     Interest paid                  $   9,455       $   5,997

     Income taxes paid              $     100       $     100

   Non cash activity:

      In   February   2000,  the  Company  incurred  indebtedness
      totaling $16,195 towards the purchase of an automobile.


12.   Subsequent Event

   The Company is presently attempting to raise $700,000 through a private placement of common stock at $.25 per share in blocks of 10,000 shares. If successful the Company will use the net proceeds of $630,000, before accountable and nonaccountable offering expenses, as follows:

     Marketing                        $ 280,000
     New sales executive                100,000
     Working capital                    250,000

                                      $ 630,000

   The Company will issue warrants to purchase one share of the Company's common stock for each ten shares sold in this offering. The warrants will be exercisable at $.32 per share during a four-year period beginning one year from the date of sale.